Confidential Treatment Requested By
Cardiovascular Systems, Inc.

CERTAIN PORTIONS OF THIS LETTER, MARKED WITH [***], HAVE BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER SECURITIES AND EXCHANGE COMMISSION RULE 83 (17 C.F.R. § 200.83).

CARDIOVASCULAR SYSTEMS, INC.
1225 Old Highway 8 Northwest
Saint Paul, MN 55112
(651) 259-1600

February 17, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549
Attn:    Michael Fay
Brian Cascio

RE:     Cardiovascular Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2021
Filed August 19, 2021
File No.: 000-52082

Ladies and Gentlemen:

This letter is being transmitted by Cardiovascular Systems, Inc. (the “Company”) in response to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated February 3, 2022, relating to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended June 30, 2021 (“Fiscal 2021”). The text of the Staff’s comment has been included in this letter in italics for your convenience.

Form 10-K for the fiscal year ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Information, page 39

1.We note your non-GAAP measure Adjusted EBITDA includes an adjustment for an IPR&D charge incurred in connection with your asset acquisition. Please explain why you believe it is appropriate to include a non-GAAP adjustment for this upfront payment given that this expenditure appears to be similar to research and development expenses and normal, recurring, cash operating expenses necessary to operate your business. As part of your response, provide us a detailed description of your research and development expenses, organized by product or project, including the IPR&D project at hand, for each of the periods presented. Include quantification of the separate expenses within each product or project category to the extent available. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company believes that it is appropriate to include an adjustment in Adjusted EBITDA for acquired IPR&D charges because these are not normal, recurring, cash operating expenses in the Company’s business and that such adjustment is not misleading.

Confidential Treatment Requested By
Cardiovascular Systems, Inc.
The Company’s practice has been to supplement its GAAP consolidated financial statements and GAAP financial measures with Adjusted EBITDA. As described in the Form 10-K, the Company uses Adjusted EBITDA as a supplemental measure of performance and believes that this measure facilitates operating performance comparisons from period to period and company to company by factoring out potential differences caused by depreciation and amortization expense and stock-based compensation. In addition, the Company’s management uses Adjusted EBITDA to analyze the underlying trends in its business, assess the performance of its core operations, establish operational goals and forecasts that are used to allocate resources and evaluate performance period over period and in relation to its competitors’ operating results.

In the third quarter of Fiscal 2021, the Company acquired a line of peripheral microcatheters resulting in the entire $3.3 million purchase price charged to expense as IPR&D.

The Company determined that it would be appropriate to exclude charges incurred in connection with acquired IPR&D in asset acquisitions from Adjusted EBITDA given the nature and infrequency of such expenses. The Company’s management does not consider these charges in assessing the core profitability of its business operations.

The Company acknowledges that exclusion of certain normal, recurring, cash operating expenses could result in a non-GAAP measure that is misleading and that certain non-GAAP measures could be viewed as substituting individually tailored measurement methods for those of GAAP. However, the Company believes that the IPR&D charge noted above does not represent a normal, recurring, cash operating expense or otherwise a meaningful component of the Company’s ongoing operating activities due to its nature and infrequency.

With respect to the nature of acquired IPR&D charges, such charges arise in connection with acquisitions of “incomplete” assets, which generally means assets (or the products with which they are associated) for which regulatory approval has not yet been obtained. While research and development expenses relating to a particular product are generally incurred by a company in the ordinary course of business over an extended development timeline that covers several reporting periods, an IPR&D charge aggregates such expenses and requires the party purchasing such product prior to regulatory approval to incur the charge for all such expenses in one period. By its nature, such an expense is distinct from ongoing, recurring expenses.

With respect to the infrequency of acquired IPR&D charges, the Company has not incurred such an expense prior to Fiscal 2021. Rather, the acquired IPR&D charge incurred in Fiscal 2021 was the first one of its nature for the Company. While the Company may complete asset acquisitions in the future, and some of those transactions may result in acquired IPR&D charges, there is no way to predict when and whether that may happen.

Given the nature and infrequency of the Company incurring acquired IPR&D charges, the Company believes that excluding these charges from Adjusted EBITDA allows the Company to present meaningful and comparable financial information to investors for the following reasons:

•It provides investors with information that is more indicative of the Company’s ongoing operating performance.
•Including acquired IPR&D charges in Adjusted EBITDA obscures overall trends in the Company’s normal and recurring research and development efforts and expenses.

•Including the acquired IPR&D charge in Adjusted EBITDA for Fiscal 2021 would hamper the ability of investors to make meaningful comparisons of Adjusted EBITDA over multiple periods because the acquired IPR&D charge would distort the normal, recurring research and development expenses incurred by the Company in the ordinary course of its business.

With respect to the Staff’s request for a detailed description of the Company’s research and development expenses for each of the periods presented, please refer to Exhibit A attached hereto.

In addition to the nature and infrequency of IPR&D charges for the Company, the particular IPR&D charge incurred by the Company in Fiscal 2021 is distinct from other research and development expenses of the Company with respect to its magnitude. As shown on Exhibit A, the magnitude of the IPR&D expense incurred in Fiscal 2021 is unusual for the Company. In particular, the Company notes that the IPR&D expense represented approximately 26% of the total research and development project spend for Fiscal 2021. Exclusion of the IPR&D expense allows for a clearer view of normal, recurring research and development expense trends, which the Company believes is relevant and useful to investors.

Confidential Treatment Requested By
Cardiovascular Systems, Inc.
Finally, the Company does not believe its presentation of Adjusted EBITDA with the acquired IPR&D adjustment is misleading. The full amounts of the Company’s research and development expenses, including the acquired IPR&D charge, are reflected in the Company’s results in accordance with GAAP in the same periods when the Adjusted EBITDA is reflected, along with detailed explanatory notes. This GAAP information is presented more prominently than the non-GAAP information. The non-GAAP information is presented in tabular format with an item-by-item reconciliation that highlights the impact of the adjustment, followed by narrative explanations as to how the Company uses the non-GAAP information, why the Company believes this information is useful to investors, and the material limitations associated with such information. Accordingly, the Company’s presentation of the non-GAAP information is not misleading.

In summary, the Company believes that it is appropriate to include an adjustment for the acquired IPR&D charge in Adjusted EBITDA because such charge does not reflect a normal, recurring, cash operating expense of its business and that such presentation is not misleading because it is presented along with information that accompanies the measure and appropriately balances the disclosure.

The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please advise us if we can provide any further information or assistance to facilitate your review. You may direct any further comments or questions regarding this response letter to me at (651) 259-1635 or via email at jpoints@csi360.com.

Very truly yours,

/s/ Jeffrey S. Points

Jeffrey S. Points
Chief Financial Officer

cc: Alexander Rosenstein, General Counsel, Cardiovascular Systems, Inc.
Christopher J. Melsha, Fredrikson & Byron, P.A.

Confidential Treatment Requested By
Cardiovascular Systems, Inc.
Exhibit A

Research and Development Expenses

As set forth in the Form 10-K, research and development expenses include costs associated with the design, development, testing, enhancement and regulatory approval of the Company’s products. Research and development expenses include employee compensation (including stock-based compensation), supplies and materials, consulting expenses, patent expenses, write-offs of capitalized patent costs, depreciation and facilities overhead. The Company also incurs significant expenses to operate clinical trials, including trial design, third-party fees, clinical site reimbursement, data management and travel expenses. Research and development expenses are expensed as incurred. Costs of IPR&D projects acquired as part of an asset acquisition that have no alternative future use are expensed when incurred.

The most significant expenses related to any single project or program of the Company are the following:

PVAD. The Company’s internal development activities include a percutaneous ventricular assist device (“PVAD”). See page 6 in Item 1 of Part I of the Form 10-K.

ECLIPSE. This post-market, randomized one-to-one, multi-center trial is designed to evaluate vessel preparation with Coronary OAS Classic Crown compared to conventional angioplasty technique prior to drug-eluting stent implantation for the treatment of severely calcified lesions. See page 5 in Item 1 of Part I of the Form 10-K.

The following table presents research and development expense by category:

	Year Ended June 30,
(in thousands)	2021		2020
PVAD	$	[***]	$	[***]
Other development projects		[***]		[***]
ECLIPSE		[***]		[***]
Other clinical studies		[***]		[***]
Payroll and benefits		[***]		[***]
Facilities and other(1)		[***]		[***]
Acquired IPR&D		3,353		—
Total R&D	$41,061		$43,354

(1)In Fiscal 2020 research and development expenses included $4.2 million of charges related to patents within the Company’s product portfolio and pipeline that are no longer tied to current or future commercial activities. The Company notes that these charges were not excluded from Adjusted EBITDA in Fiscal 2020, as the Company in the past had taken similar charges related to patents.